EXHIBIT 99.7

Telkom price reductions in the pipeline

13 June 2007

In its drive to make telecommunications more affordable and accessible, while aligning tariffs with cost and growing our business, Telkom customers - especially DSL subscribers - will benefit from overall price reductions from August 1 this year if price changes filed by Telkom are approved by the Independent Communication Authority of South Africa (ICASA).

“We are reducing our prices again in line with our overall drive to defend and grow our revenues. The proposed price reductions will not only ensure more savings for our existing customers but will also attract new entrants to the broadband experience.” says Reuben September, Telkom’s Acting CEO.

The regulatory formula would have allowed Telkom to file a change in the basket of products of 8.7%. Therefore, Telkom could have increased its prices by 8.7% but instead is filing for an overall price decrease of 1.2%.

“That we have kept our increases well within these limits and have filed for an overall price decrease of 1.2% on our basket services, clearly demonstrates our on-going commitment to our customers. In addition, it reflects our determination to make telecommunications more affordable and accessible”.

“While the net impact of the proposed prices will vary among customers the overall effect will be a reduction in the cost of telecommunications in South Africa.”

The main beneficiaries of the proposed price changes will be DSL users. They will enjoy an average reduction of 18.2% and in the entry level (up to 384 Kbps Access) of 38%. The new broadband offering – the entry level Do Broadband - which combines DSL 384 Kbps access and the Internet Service Provider (ISP) - has also been cut and will cost R199 per month, including VAT, (a 29% reduction).

Business customers of Telkom’s data products will see considerable savings, with an average decrease of 12%. IPLC (International Private Leased Circuits) has been reduced by 30% (cable) and 12% (satellite), Diginet (overall) reduced by 11%, Megalines reduced by 10%, and ATM Express reduced by 10%.

Further good news is the 10% decrease in long distance call charges - 65c per minute, including VAT, during Standard Time and 32.5c per minute, including VAT, during Callmore Time – and a 9% average reduction in International calls.

Those with family or business ties in the UK and USA others, will especially benefit, with calls costing 95c and 85c, including VAT, during Global Peak times and Global Off-peak Times respectively. Calls to neighbouring countries see an average decrease of 15% during peak times and 19% during Global off-peak times.

The minimum charge for local calls remains unchanged at 59.4 cents , including VAT, as does the per minute rate of 38 cents, including VAT, with a small increase in the Callmore rate (from 16c to 17c per minute, including VAT).

However, in certain instances business considerations have dictated price hikes, offset by the reduction in call charges, and include a 12% increase in line rentals. The monthly rental on analogue lines will increase to R111.90, including VAT for residential, and R148.68, including VAT for business.

September says that the reductions in DSL reflect Telkom’s commitment to making broadband more affordable, attractive and accessible, and it is making strides in achieving this. In the first year after launching DSL, Telkom had approximately 20 000 DSL customers. On March 31, 2007, it had over 250 000 subscribers, reflecting the influence of volume on DSL costs.

He says Telkom’s operational plans are well in place to deal with the anticipated increasing DSL demand due to increased volume because of the price reduction. Moreover, approximately 40% of new customers have opted for Self Install. This easy to use new offering allows customers to do the portion of the installation that takes place on their premises themselves.

Over and above the proposed price reductions, customers of the Telkom Closer and Telkom SupremeCall brands (for business) are also enjoying considerable cost savings. The marketplace has welcomed these value-adding products with open arms with close to 289,000 customers signing up for Telkom Closer since the launch.

Although line rental is included in the Closer bundles, the subscription charge will stay the same. In addition, Telkom has enhanced the offering with, among others, 30 free local minutes during standard time on the entry level plan and after these minutes are used up, a lower rate of 49c a minute - a saving of 19 cents. Good news for Closer plans 3, 4 and 5 subscribers is that they now also get preferential rates on international calls, paying only 72c per minute for calls to 30 popular destinations. These rates will apply for peak and off-peak times for calls to fixed-line destinations.

Says September: “For the past five years we have been aligning our prices to be more competitive, and in line with international standards and related cost. They are carefully considered taking the needs of our customers and economies of scale into account.

“Having complied with regulatory prescriptions, Telkom is confident that our proposed price changes will be approved by ICASA,” concludes September.

Issued by:

Lulu Letlape

Group Executive: Corporate Communication

Tel: 012-311 4301

Fax: 012-323 9424

Mobile: 082 829 5633

Media Team

Lulu Letlape

Group Executive Corporate Communication

Tel: (012) 311 4301

Fax: (012) 323 9424

Mobile: 082 829 5633

Ajith Bridgraj

Senior Specialist: Media Liaison

Tel.: (012) 311 1050

Fax.: (012) 323 9424

Mobile: 082 573 6772

Candice Jeffreys

Media Specialist

Tel: (012) 311 5800

Fax: (012) 323 9424

Mobile: 082 570 2638

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